Filed Pursuant to Rule 424(b)(3)

Registration No. 333-150655

PROSPECTUS SUPPLEMENT

(to prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011, December 9, 2011, December 19, 2011, January 10, 2012, January 13, 2012, March 28, 2012, April 6, 2012, April 11, 2012, April 13, 2012, June 1, 2012, June 4, 2012, June 5, 2012, June 15, 2012, June 15, 2012, July 17, 2012, July 23, 2012, July 26, 2012, August 6, 2012, August 8, 2012 and August 20, 2012)

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011, December 9, 2011, December 19, 2011, January 10, 2012, January 13, 2012, March 28, 2012, April 6, 2012, April 11, 2012, April 13, 2012, June 1, 2012, June 4, 2012, June 5, 2012, June 15, 2012, June 15, 2012, July 17, 2012, July 23, 2012, July 26, 2012, August 6, 2012, August 8, 2012 and August 20, 2012.

See the “Risk Factors” section beginning on page 5 of the prospectus and the “Risk Factors” section in our Annual Report on Form 10-K filed with the SEC on August 20, 2012, for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is September 20, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 18, 2012

LVB ACQUISITION, INC.

BIOMET, INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware Indiana	000-54505 001-15601	26-0499682 35-1418342
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

56 East Bell Drive

Warsaw, Indiana 46582

(Address of Principal Executive Offices, Including Zip Code)

(574) 267-6639

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On September 18, 2012, Biomet, Inc. issued a press release announcing the proposed offering of $825 million aggregate principal amount of senior notes due 2020 (the “Additional Senior Notes”) and the proposed offering of $500 million aggregate principal amount of senior subordinated notes due 2020 (the “Senior Subordinated Notes” and, together with the Additional Senior Notes, the “Notes”). A copy of the press release announcing the proposed offerings is being furnished as Exhibit 99.1 and is incorporated by reference herein.

Biomet, Inc. subsequently issued a press release on September 18, 2012 announcing that it has priced its previously announced offerings of $825 million aggregate principal amount of Additional Senior Notes at an issue price of 105.000% plus accrued interest from August 8, 2012 and had increased the amount of its Senior Subordinated Notes to $800 million aggregate principal amount of 6.500% senior subordinated notes due 2020, which represented an increase from the proposed offering at an issue price of 100.000%. The Additional Senior Notes are a follow-on issue to the Company’s $1.0 billion aggregate principal amount of 6.500% senior notes due 2020 issued on August 8, 2012 (the “Existing 6.5% Senior Notes”) and will form a single class of debt securities with the Existing 6.5% Senior Notes. A copy of the press release announcing the pricing of the Notes is being furnished as Exhibit 99.2 and is incorporated by reference herein.

The Notes were offered in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S under the Securities Act.

On September 18, 2012, Biomet, Inc. also issued a press release announcing the commencement of a tender offer (“Tender Offer”) to purchase for cash any and all of its 10% Senior Notes due 2017 (CUSIP Nos. 090613AC4; 550785AA7; U55004AA0) (the “Existing 10% Senior Notes”) and up to $500 million of its outstanding 11 5/8% Senior Subordinated Notes due 2017 (CUSIP Nos. 090613AE0; 550785AE9; U55004AC6) (the “Existing Senior Subordinated Notes”). A copy of the press release announcing the tender offer is being furnished as Exhibit 99.3 and is incorporated by reference herein.

Biomet, Inc. subsequently issued a press release on September 18, 2012 announcing an amendment to the Tender Offer to change the Tender Offer from an offer to purchase up to $500,000,000 in aggregate principal amount of outstanding Existing Senior Subordinated Notes to an offer to purchase up to $800,000,000 aggregate principal amount of outstanding Existing Senior Subordinated Notes. A copy of the press release announcing the amended tender offer is being furnished as Exhibit 99.4 and is incorporated by reference herein.

Biomet is a wholly owned subsidiary of LVB Acquisition, Inc. (“LVB”). LVB has no other operations beyond its ownership of Biomet.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release issued September 18, 2012.

99.2	Press Release issued September 18, 2012.

99.3	Press Release issued September 18, 2012.

99.4	Press Release issued September 18, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: September 20, 2012

LVB ACQUISITION, INC.

/s/ Daniel P. Florin
By:	Daniel P. Florin
Its:	Senior Vice President and Chief Financial Officer

BIOMET, INC.

/s/ Daniel P. Florin
By:	Daniel P. Florin
Its:	Senior Vice President and Chief Financial Officer

Exhibit 99.1

Biomet Announces Offering of Senior Notes and Senior Subordinated Notes

Warsaw, Indiana, September 18, 2012 – Biomet, Inc. today announced the proposed offering of $825 million aggregate principal amount of 6.500% senior notes due 2020 (the “Additional Senior Notes”) and the proposed offering of $500 million aggregate principal amount of senior subordinated notes due 2020 (the “Senior Subordinated Notes” and, together with the Additional Senior Notes, the “Notes”). The Additional Senior Notes are a follow-on issue to the Company’s $1.0 billion aggregate principal amount of 6.500% senior notes due 2020 issued on August 8, 2012 (the “Existing Senior Notes”) and will form a single series of debt securities with the Existing Senior Notes. The Notes will be offered in private offerings to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S under the Securities Act.

Biomet intends to use the net proceeds from the offerings of the Additional Senior Notes and the Senior Subordinated Notes, together with cash on hand and other sources, to fund the company’s tender offer for any and all of its outstanding 10% senior notes due 2017 and approximately $500 million of its outstanding 11 5/8% senior subordinated notes due 2017. If the tender offer is not consummated or not consummated in full, any net proceeds of these offerings not used in the tender offer will be used to redeem any 10% senior notes due 2017 not accepted for purchase in the tender offer and to redeem 11 5/8% senior subordinated notes due 2017 in an amount equal to $500 million aggregate principal amount less any amounts accepted for purchase in the tender offer. The offerings are not conditioned on the consummation of each other offering or the consummation of the tender offer.

The Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of the Notes will be made only by means of a private offering circular for each offer.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer, at (574) 372-1687 or Barbara Goslee, Director, Investor Relations at (574) 372-1514.

Exhibit 99.2

Biomet Announces Pricing of Senior Notes and Senior Subordinated Notes

Warsaw, Ind., September 18, 2012 – Biomet, Inc. today announced that it has priced its previously announced offerings of $825 million aggregate principal amount of 6.500% senior notes due 2020 (the “Additional Senior Notes”) at an issue price of 105.000% plus accrued interest from August 8, 2012 and of $500 million aggregate principal amount of 6.500% senior subordinated notes due 2020, which has been increased to $800 million aggregate principal amount of senior subordinated notes due 2020 (the “Senior Subordinated Notes” and, together with the Additional Senior Notes, the “Notes”) at an issue price of 100.000%. The Additional Senior Notes are a follow-on issue to the Company’s $1.0 billion aggregate principal amount of 6.500% senior notes due 2020 issued on August 8, 2012 (the “Existing Senior Notes”) and will form a single class of debt securities with the Existing Senior Notes.

The Notes will be offered in private offerings to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S under the Securities Act. The offerings are expected to close on or about October 2, 2012, subject to customary closing conditions.

Biomet intends to use the net proceeds from the offerings of the Notes, together with cash on hand and other sources, to fund the company’s tender offer for any and all of its outstanding 10% senior notes due 2017 and approximately $800 million of its outstanding 11 5/8% senior subordinated notes due 2017. If the tender offer is not consummated or not consummated in full, any net proceeds of these offerings not used in the tender offer will be used to redeem any 10% senior notes due 2017 not accepted for purchase in the tender offer and to redeem 11 5/8% senior subordinated notes due 2017 in an amount equal to $800 million aggregate principal amount less any amounts accepted for purchase in the tender offer. The offerings are not conditioned on the consummation of each other offering or the consummation of the tender offer.

The Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of the Notes will be made only by means of a private offering circular for each offer.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer, at (574) 372-1687 or Barbara Goslee, Director, Investor Relations at (574) 372-1514.

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Exhibit 99.3

Biomet Commences Tender Offer of its 10% Senior Notes due 2017 (CUSIP Nos. 090613AC4; 550785AA7; U55004AA0) and 11 5/8% Senior Subordinated Notes due 2017 (CUSIP Nos. 090613AE0; 550785AE9; U55004AC6)

Warsaw, Indiana, September 18, 2012 – Biomet, Inc. announced today the commencement of a tender offer (“Tender Offer”) to purchase for cash any and all of its 10% Senior Notes due 2017 (CUSIP Nos. 090613AC4; 550785AA7; U55004AA0) (the “Senior Notes”) and up to $500 million of its outstanding 11 5/8% Senior Subordinated Notes due 2017 (CUSIP Nos. 090613AE0; 550785AE9; U55004AC6) (the “Senior Subordinated Notes” and, together with the Senior Notes, the “Notes”).

The obligation of Biomet to accept for purchase, and to pay for, Notes validly tendered pursuant to the Tender Offer is subject to certain conditions, including the consummation of the concurrently announced financing transaction. Biomet may waive any of the conditions if they are not satisfied.

The terms and conditions of the Tender Offer are described in Biomet’s offer to purchase dated today (the “Offer to Purchase”) and related letter of transmittal which set forth the complete terms of the Tender Offer.

The Tender Offer is scheduled to expire at 12:00 midnight, New York City time, on October 16, 2012, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”). Holders of Notes (“Holders”) who validly tender their Notes on or before 5:00 p.m., New York City time, on October 1, 2012, unless extended or earlier terminated (such time and date, as the same may be extended, the “Early Tender Time”) will be eligible to receive a total consideration of $1,055.50 per $1,000 principal amount of the Senior Notes tendered and a total consideration of $1,064.63 per $1,000 principal amount of the Senior Subordinated Notes tendered. Holders who validly tender their Notes after the Early Tender Time but on or before the Expiration Time will be eligible to receive a tender offer consideration which is equal to the applicable total consideration minus an early tender premium of $30 per $1,000 principal amount of either series of Notes. Holders whose Notes are accepted for payment in the Tender Offer will receive accrued and unpaid interest from the most recent interest payment date for the Notes to, but not including, the applicable payment date for their Notes purchased pursuant to the Tender Offer.

If Holders validly tender more than $500 million in aggregate principal amount of the Senior Subordinated Notes, then the Tender Offer with respect to the Senior

Subordinated Notes will be oversubscribed and Biomet will accept for purchase tendered Senior Subordinated Notes on a prorated basis as described in the Offer to Purchase.

Notes tendered pursuant to the Tender Offer may be validly withdrawn at any time on or before 5:00 p.m., New York City time, on October 1, 2012.

Notes may be tendered and accepted for payment only in principal amounts equal to the minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof.

Following the consummation of the Offer, Biomet intends to redeem any Senior Notes that remain outstanding at a redemption price equal to $1,050.00 for each $1,000 principal amount of Senior Notes and Senior Subordinated Notes in an amount equal to $500 million aggregate principal amount less amounts accepted for payment in the Tender Offer at a price equal to $1,058.13 for each $1,000 principal amount of Senior Subordinated Notes, in each case by notice to Holders provided on October 2, 2012, in accordance with terms of the applicable indenture governing such Notes unless extended by Biomet in its sole discretion.

Goldman, Sachs & Co. and BofA Merrill Lynch are acting as dealer managers for the Tender Offer. For additional information regarding the terms of the Tender Offer, please contact: Goldman, Sachs & Co. at (800) 828-3182 (toll-free) or (212) 357-0345 (collect) and BofA Merrill Lynch at (888) 292-0070 (toll-free) or (980) 387-3907 (collect). Requests for documents may be directed to Global Bondholder Services Corporation, which is acting as the depositary and information agent for the Tender Offer, at (866) 807-2200 (toll-free).

None of Biomet, the dealer managers or the tender and information agent make any recommendations as to whether Holders should tender their Notes pursuant to the Tender Offer, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender their Notes, and, if so, the principal amount of Notes to tender.

This press release does not constitute an offer to purchase or a solicitation of an offer to sell our Notes or other securities, nor shall there be any purchase of our Notes in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Tender Offer is being made solely by Biomet’s Offer to Purchase dated September 18, 2012. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of concurrently offered securities will be made only by means of a private offering circular.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer, at (574) 372-1687 or Barbara Goslee, Director, Investor Relations at (574) 372-1514.

# # #

Exhibit 99.4

Biomet Amends Tender Offer of its 10% Senior Notes due 2017 (CUSIP Nos. 090613AC4; 550785AA7; U55004AA0) and 11 5/8% Senior Subordinated Notes due 2017 (CUSIP Nos. 090613AE0; 550785AE9; U55004AC6)

Warsaw, Ind., September 18, 2012 – Biomet, Inc. (“Biomet”) announced an amendment to its previously announced tender offer (“Tender Offer”) to purchase for cash its outstanding 10% Senior Notes due 2017 (CUSIP Nos. 090613AC4; 550785AA7; U55004AA0) (the “Existing Senior Notes”) and its outstanding 11 5/8% Senior Subordinated Notes due 2017 (CUSIP Nos. 090613AE0; 550785AE9; U55004AC6) (the “Existing Senior Subordinated Notes” and, together with the Existing Senior Notes, the “Existing Notes”) to change the Tender Offer from an offer to purchase up to $500,000,000 in aggregate principal amount of outstanding Existing Senior Subordinated Notes to an offer to purchase up to $800,000,000 aggregate principal amount of outstanding Existing Senior Subordinated Notes.

The obligation of Biomet to accept for purchase, and to pay for, Existing Notes validly tendered pursuant to the Tender Offer is subject to certain conditions, including the consummation of the concurrently announced financing transactions. Biomet may waive any of the conditions if they are not satisfied.

The terms and conditions of the Tender Offer are described in Biomet’s Offer to Purchase dated today (the “Offer to Purchase”) and related Letter of Transmittal which set forth the complete terms of the Tender Offer.

The Tender Offer remains scheduled to expire at 12:00 midnight, New York City time, on October 16, 2012, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”). Holders of Existing Notes (“Holders”) who validly tender their Existing Notes on or before 5:00 p.m., New York City time, on October 1, 2012, unless extended or earlier terminated (such time and date, as the same may be extended, the “Early Tender Time”) will be eligible to receive a total consideration of $1,055.50 per $1,000 principal amount of the Existing Senior Notes tendered and a total consideration of $1,064.63 per $1,000 principal amount of the Existing Senior Subordinated Notes tendered. Holders who validly tender their Existing Notes after the Early Tender Time but on or before the Expiration Time will be eligible to receive a tender offer consideration which is equal to the applicable total consideration minus an early tender premium of $30 per $1,000 principal amount of either series of Existing Notes. Holders whose Existing Notes are accepted for payment in the Tender Offer will receive accrued and unpaid interest from the most recent interest payment date for the Existing Notes to, but not including, the applicable payment date for their Existing Notes purchased pursuant to the Tender Offer.

Existing Notes tendered pursuant to the Tender Offer may be validly withdrawn at any time on or before 5:00 p.m., New York City time, on October 1, 2012.

Existing Notes may be tendered and accepted for payment only in principal amounts equal to the minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof.

Following the consummation of the Tender Offer, Biomet intends to redeem any Existing Senior Notes that remain outstanding at a redemption price equal to $1,050.00 for each $1,000 principal amount of Existing Senior Notes and Existing Senior Subordinated Notes in an amount equal to $800,000,000 aggregate principal amount less amounts accepted for payment in the Tender Offer at a price equal to $1,058.13 for each $1,000 principal amount of Existing Senior Subordinated Notes, in each case by notice to Holders provided on October 2, 2012, in accordance with terms of the applicable indenture governing such Existing Notes unless extended by us in our sole discretion.

Goldman, Sachs & Co. and BofA Merrill Lynch are acting as dealer managers for the Tender Offer. For additional information regarding the terms of the Tender Offer, please contact: Goldman, Sachs & Co. at (800) 828-3182 (toll-free) or (212) 357-0345 (collect) and BofA Merrill Lynch at (888) 292-0070 (toll-free) or (980) 387-3907 (collect). Requests for documents may be directed to Global Bondholder Services Corporation, which is acting as the depositary and information agent for the Tender Offer, at (866) 807-2200 (toll-free).

None of Biomet, the dealer managers or the tender and information agent make any recommendations as to whether Holders should tender their Existing Notes pursuant to the Tender Offer, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender their Existing Notes, and, if so, the principal amount of Existing Notes to tender.

This press release does not constitute an offer to purchase or a solicitation of an offer to sell our Existing Notes or other securities, nor shall there be any purchase of our Existing Notes in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Tender Offer is being made solely by Biomet’s Offer to Purchase dated September 18, 2012 (as amended by Amendment No. 1 thereto, and as it may be further amended or supplemented from time to time). This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of concurrently offered securities will be made only by means of a private offering circular.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer, at (574) 372-1687 or Barbara Goslee, Director, Investor Relations at (574) 372-1514.

# # #